September 17, 2019

VIA EDGAR

Mark Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VALIC Company I

Post-Effective Amendment No. 83

to the Registration Statement on Form N-1A

CIK No. 0000719423

SEC File Nos. 2-83631, 811-3738

Dear Mr. Cowan:

On behalf of VALIC Company I (“VC I” or the “Registrant”), this letter sets forth responses to comments received with respect to Post-Effective Amendment No. 83 (“PEA 83”) to VC I’s Registration Statement on Form N-1A ( the “Registration Statement”) related to each of the Systematic Value Fund (formerly, the Broad Cap Value Income Fund) and the Growth Fund (each a “Fund” and collectively, the “Funds”), filed pursuant to Rule 485(a) under the Securities Act of 1933 on July 17, 2019. Set forth below is each comment and the Registrant’s response thereto. All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement.

Growth Fund – Summary Prospectus

1.	Comment: In both the summary and statutory sections of the Prospectus, please identify the Underlying Index referenced in the “Principal Investment Strategies of the Fund.”

Response: The Prospectus has been revised accordingly.

2.	Comment: Please describe an “optimization” strategy in the Summary section of the Prospectus.

Response: The Prospectus has been revised accordingly.

3.	Comment: Please add “Correlation Risk” to the “Principal Risks of Investing in the Fund.”

Response: The Registrant has added “Failure to Match Index Performance Risk” to the above-referenced section of the Prospectus.

Division of Investment Management

September 17, 2019

4.	Comment: Please add a passive management risk in the “Principal Risks of Investing in the Fund.”

Response: The Registrant notes that “Indexing Risk” is included as a principal risk of the Fund. The Registrant believes that this risk discloses the risks of passive management. Therefore, it respectfully declines to add additional disclosure.

5.

Comment: We note that the “Small-Cap Company Risk” refers to the risk of investing “primarily in small-cap companies.” Please consider whether the reference to “primarily” should be deleted, as the Fund’s strategy states that the “Fund will emphasize common stock of companies with mid- to large-stock market capitalizations.”

Response: The reference to “primarily” has been deleted.

6.	Comment: In the “Principal Investment Strategies of the Fund,” please disclose any significant sectors in which the Fund might invest.

Response: The Registrant submits that the Fund does not have a stated investment policy to focus its investments in any particular economic sector.

7.

Comment: In the narrative explanation accompanying the bar chart and table in the “Performance Information” section, we note the reference to the Russell 1000® Growth Index and the S&P 500® Growth Index. We note that the narrative should reference a comparison with a “broad measure of market performance,” and only an additional index, if any, should be identified in the narrative. See Instruction 2(b) to Item 4(b)(2) of Form N-1A. Please revise accordingly.

Response: Item 4(b)(2)(i) of Form N-1A states that the narrative is designed to provide “a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by . . . showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).” The Registrant notes that two broad-based securities market indexes are used as bases for comparison with the Growth Fund’s performance, as permitted by Form N-1A, so long as the comparison is not misleading. The Registrant believes that identifying each broad measure of market performance in the narrative is appropriate and is consistent with the requirements of Form N-1A.

Systematic Value Fund – Summary Prospectus

8.

Comment: Please clarify the footnote to the Annual Fund Operating Expenses table stating that the expenses in the table have been restated. We note that the footnotes to the “Fee Waivers and/or Expense Reimbursements” line item in the fee table should only disclose the fee waiver arrangement, and not state that the expenses have been restated.

Response: The Registrant has deleted footnote 2 to the Annual Fund Operating Expenses table from the Prospectus.

9.	Comment: Please update the Fund’s name on EDGAR.

Division of Investment Management

September 17, 2019

Response: The Registrant confirms that all references to the Fund’s name have been updated on EDGAR.

10.

Comment: In the Fund’s Summary section, please add disclosure regarding an investment strategy that would cause “Small-Cap Company Risk” to be a principal risk of the Fund. Otherwise, please delete this risk disclosure.

Response: The Registrant has revised the Fund’s disclosure to reflect that investing in small-cap companies is a non-principal investment strategy of the Fund. In addition, the Registrant has revised the Fund’s risk disclosure to reflect that “Small-Cap Company Risk” is a non-principal risk of investing in the Fund.

11.	Comment: In the “Principal Investment Strategies of the Fund,” please disclose any significant sectors in which the Fund might invest.

Response: The Registrant submits that the Fund does not have a stated investment policy to focus its investments in any particular economic sector.

Statutory Prospectus – Both Funds (references to paragraphs and sentences made with respect to the Growth Fund Prospectus)

12.

Comment: The Staff notes that the Prospectus should include Item 9 disclosure which details information about the Fund’s principal investment strategies and principal investment risks that have been summarized in Item 4. Please include this disclosure. In addition, disclosure in or following Item 9 should clearly distinguish between principal and non-principal investment strategies and risks. Please revise the disclosure, including the introductory caption, as appropriate. As currently written, the disclosure does not comply with the layered disclosure regime contemplated by Form N-1A and as explained in IM Guidance Update June 2014 (No. 2014-08) regarding mutual fund enhanced disclosure.

Response: The Registrant has disclosed all of the principal investment strategies of each Fund in the respective Summary section, as required by Item 4(a) of Form N-1A. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated.” Accordingly, the Registrant has not repeated the principal investment strategies disclosed in the section regarding the “Principal Investment Strategies of the Fund.” The Registrant also submits that the current disclosure in response to Item 4 with respect to each Fund is presented in a manner consistent with the requirements of Item 4.

To the extent that the Registrant believes that additional disclosure with respect to the risks disclosed in the Summary section is necessary or appropriate, the Registrant has provided additional disclosure for such risk factors in the subsection entitled “Investment Glossary – Investment Risks,” in response to Item 9(c) of Form N-1A.

The introductory paragraph to the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” has been revised to read as follows:

Division of Investment Management

September 17, 2019

The Funds’ investment objectives, principal investment strategies and principal risks are described in their respective Fund Summaries. In addition to the principal strategies described there, a Fund may from time-to-time invest in other securities and use other investment techniques. We have identified below those securities and techniques and the non-principal risks associated with them. Descriptions of these investments and risks are provided in the “Glossary” section under “Investment Terms” or “Investment Risks.”

13.

Comment: The last sentence of the fifth paragraph in the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” states in relevant part: “other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The Staff’s position is that securities law rights cannot be waived, so please delete this disclosure.

Response: The Registration Statement has been revised to delete the word “explicitly” and the phrase “that may not be waived” from the sentence. The Registrant believes that this will accomplish the purpose of the sentence without implying that the rights conferred by federal or state securities laws may be waived.

14.

Comment: In the seventh paragraph in the section titled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” we believe that the following sentence is unclear and ask that it be revised to clarify.

VALIC allocates subscriptions and redemptions equally among the multiple Subadvisers, unless VALIC determines that a different allocation of assets would be in the best interest of the respective Fund and its shareholders.

Response: The Registrant believes that the disclosure makes clear that VALIC allocates the proceeds of subscriptions and redemptions equally among the sleeves of assets managed by each Subadviser, unless VALIC determines that a different allocation of assets would be in the best interest of the Fund and its shareholders. Therefore, the Registrant respectfully declines to revise the identified sentence.

15.

Comment: In the last paragraph of the section titled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” please clarify where the enumerated risks are described and identify whether they are principal or non-principal risks.

Response: The Registrant believes that the revisions to the introductory caption of the section titled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” noted above, clarify that these are the non-principal risks associated with the non-principal strategies described in this section and that descriptions of these risks are provided in the “Investment Glossary.”

16.	Comment: In the section titled “Investment Glossary – Investment Terms,” please distinguish between principal and non-principal investments.

Response: The Registrant notes that the disclosure relating to the Growth Fund and the Systematic Value Fund will be merged into the multi-fund prospectus and

Division of Investment Management

September 17, 2019

statement of additional information (the “Multi-Fund Book”) that relates to all of the series of VC I (each a “VC I Fund” and collectively, the “VC I Funds”) as part of the annual update of the Registration Statement. The Investment Glossary is designed to describe the principal and non-principal investments that all of the series of VC I may use. The principal and non-principal investments with respect to each VC I Fund are identified in each VC I Fund’s Summary section and in the disclosure relating to each VC I Fund in the section titled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” respectively. Therefore, the Registrant believes that the existing disclosure is adequate and respectfully declines to make the requested change.

17.	Comment: In the section titled “Investment Glossary – Investment Risks,” please distinguish between principal and non-principal risks.

Response: The Registrant notes that the disclosure relating to the Growth Fund and the Systematic Value Fund will be merged into the Multi-Fund Book. The Investment Glossary is designed to describe the principal and non-principal risks to which all of the VC I Funds may be subject. The principal and non-principal risks with respect to each VC I Fund are identified in each VC I Fund’s Summary section and in the disclosure relating to each VC I Fund in the section titled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” respectively, as discussed above. Therefore, the Registrant believes that the existing disclosure is adequate and respectfully declines to make the requested change.

Cover – Growth Fund

18.	Comment: Please confirm that the cover page of the prospectus references the correct number of funds to which the prospectus relates.

Response: The Registrant notes that the referenced disclosure in PEA 83 is correct. Regardless, the disclosure relating to the Growth Fund and the Systematic Value Fund will be merged into the Multi-Fund Book, and the cover page of the prospectus in the Multi-Fund Book will be worded accordingly.

19.	Comment: Please confirm that the table of contents reflects the correct fund.

Response: The Registrant notes that the disclosure relating to the Growth Fund and the Systematic Value Fund will be merged into the Multi-Fund Book, and the table of contents will reflect all of the VC I Funds, accordingly.

Part C – Both Funds

20.	Comment: Please file the actual agreements as exhibits to the Registration Statement, rather than the forms of agreements.

Response: The Registrant will file conformed copies of the actual agreements as exhibits to the Registration Statement when they are available.

*        *        *

Division of Investment Management

September 17, 2019

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1232.

Sincerely,

/s/ Eric Simanek
Eric Simanek

cc: Christopher J. Tafone, Esq.
Amber Kopp, Esq.
David M. Leahy, Esq.